Exhibit 99.1

News Release

Stantec to work with Western Michigan University to transform main campus South Neighborhood

New student housing development to provide identity along Stadium Drive

EDMONTON, AB; NEW YORK, NY; DETROIT, MI (May 15, 2018) TSX, NYSE:STN

Previously, Stantec’s most recent project on the WMU campus was Sangren Hall, located in the center of the main campus.

Global design firm Stantec was selected to provide full-service architecture and engineering for a new student housing development in the South Neighborhood of Western Michigan University’s (WMU) campus in Kalamazoo, Michigan. The total cost of the project is $45 million, and the target occupancy date is August 2020.

The new development will be positioned along the highly-visible Stadium Drive and will provide space in a living-learning capacity. The development will provide engaging living-learning environments for students to support a reinvigorated South Neighborhood community.

WMU officials point to changing demographics on campus that include strong international enrollment and a growing number of students from other states. Leaders also noted that thoroughly-planned future housing needs are a critical component of addressing those changes to the student body alongside its evolving housing preferences.

“We are thrilled to be working with WMU again to transform the South Neighborhood and to create a new, dynamic presence for the university along Stadium Drive,” said Travis Sage, senior associate and project director at Stantec. “We are proud to build on our history with WMU, including Sangren Hall and the Zhang Legacy Collection Center.”

Design activities will begin immediately.

The WMU student housing development represents the most recent in a continued list of new projects on which Stantec is supporting education growth across the U.S. and Canada. The Academies of Loudoun, University of Lethbridge – Science and Academic Building, and the public-private partnership (P3) student housing projects at Texas Women’s University and University of California, Davis, are among Stantec’s current education projects. The firm has completed several education projects within the last six months, including Tarleton State University’s Applied Sciences Building, American University’s Don Myers Technology and Innovation Building, and the net-zero Lagos Elementary School in Manor, Texas.

With more than 22,000 employees, Stantec is ranked as a top ten global design firm by Engineering News Record, a top ten architecture firm by Architectural Record, and a top ten higher education firm by Building Design + Construction.

For more information about Stantec’s education expertise and projects, visit www.stantec.com/education.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec Media Contact	Stantec Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085 C: 949-632-6319	Ph: 780-969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind